June 9, 2026

Eric Healy
Chief Executive Officer
BranchOut Food Inc.
205 SE Davis Ave., Suite C
Bend, Oregon 97702

        Re: BranchOut Food Inc.
            Registration Statement on Form S-3
            Filed June 05, 2026
            File No. 333-296540
Dear Eric Healy:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Eranga Dias at 202-551-8107 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing